Exhibit 99.1

April 1, 2021

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our earlier letter dated December 22, 2020 informing that Wipro has signed a significant strategic digital and IT partnership deal with METRO AG and will take over the IT units of METRO AG- METRO-NOM GMBH in Germany and METRO Systems Romania S.R.L., as part of the transaction.

In continuation to the aforesaid letter, this is to inform that Wipro has completed the aforesaid take over of METRO-NOM GMBH and METRO Systems Romania S.R.L. for a purchase consideration of EUR 52.04 Mn based on the financials at the time of completion of the transaction.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan
Company Secretary